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July 9, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     ATTN.: Ms. Patsy Mengiste
            Document Control - EDGAR

RE:  RIVERSOURCE BOND SERIES, INC.
     RiverSource Income Opportunities Fund
     Post-Effective Amendment No. 63
     File Nos. 002-72174/ 811-3178

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 63 on Form N-1A pursuant to Rule 485(a)(1) for the purposes of adding Class E, Class F, Class R, Class R3, Class T, Class W, Class Y and Class Z shares to RiverSource Income Opportunities Fund.

As discussed with you and other staff member of the Securities and Exchange Commission (the Staff) in June, the Registrant is filing under Rule 485(a) of the Securities Act of 1933, as amended (the 1933 Act), for the Staff's review a registration statement on Form N-1A (the Filing) that includes a prospectus for RiverSource Income Opportunities Fund containing a description of all share classes and shareholder service policies (the Service Section), which, effective as of the close of business on September 3, 2010, will apply to the Columbia, Columbia Acorn (together, the Columbia funds) and RiverSource funds (including the Seligman and Threadneedle branded funds). Until such time, the Columbia funds and the RiverSource funds (together, the Funds or Fund Family) will operate under separate shareholder service policies, including those that prevent exchangeability of shares amongst the Columbia and RiverSource funds.

As further discussed with the Staff in June, after the Filing becomes effective (following the Staff's review and our resolution of any Staff comments), it is anticipated that, in connection with expanded distribution needs and upcoming Fund mergers within the Fund Family, that certain Funds will seek to add share classes pursuant to Rule 485(b)(1)(vii) under the 1933 Act in reliance on the effective Filing, which contains the Service Section and its description of share classes.

If you have any questions, please contact the undersigned at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,


/s/ Joseph D'Alessandro
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Joseph D'Alessandro
Assistant Secretary of the Registrant